November 13, 2014

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re:	Cheniere Energy Partners LP Holdings, LLC (the “Company”)
Registration Statement on Form S-1 (as amended)
(File No. 333-198132)

Ladies and Gentlemen:

As the sole underwriter of the Company’s proposed public offering of up to 10,100,000 common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness of 4:00 p.m., Washington, D.C. time, on Thursday, November 13, 2014, or as soon thereafter as practicable.

We have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ David Hermer
Name:	David Hermer
Title:	Managing Director

SIGNATURE PAGE

SOLE UNDERWRITER ACCELERATION LETTER